SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

COMMISSION FILE NUMBER: 1-12164

WOLVERINE TUBE, INC. SAVINGS PLAN (the “Plan”)

(Full title of the Plan)

Wolverine Tube, Inc.

200 Clinton Avenue West, 10th Floor
Huntsville, Alabama 35801

(Name of issuer of the securities held pursuant to the Plan, and the address of its principal executive offices.)

Exhibit Index at Page 12

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following statements and schedule and the report of independent registered public accounting firm are being filed pursuant to the Required Information for the Form 11-K:

1)	Report of Independent Registered Public Accounting Firm

2)	Statement of Net Assets Available for Benefits (Modified Cash Basis)-December 31, 2003 and 2002.

3)	Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)-December 31, 2003.

4)	Schedule of Assets (Held at Year End) (Modified Cash Basis)-December 31, 2003.

B)	The following exhibits are included in this Annual Report:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Wolverine Tube, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits (modified cash basis) for the years then ended.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama
June 25, 2004

Wolverine Tube, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31,
	2003	2002
Assets
Investments, at fair value	$45,267,665	$39,531,113
Cash	97,732	40

Net assets available for benefits	$45,365,397	$39,531,153

See accompanying notes.

Wolverine Tube, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

Year ended
December 31,
2003
Additions
Dividends and interest	$511,488
Loan interest	172,674
Net appreciation in fair value of investments	5,121,045
Contributions:
Participants	3,481,792
Company	400,499

Total additions	9,687,498
Deductions
Distributions	3,818,332
Administrative expenses	34,922

Total deductions	3,853,254
Net increase	5,834,244
Net assets available for benefits at beginning of year	39,531,153

Net assets available for benefits at end of year	$45,365,397

See accompanying notes.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2003

1. Description of the Plan

The following description of Wolverine Tube, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Wolverine Tube, Inc. (the Company) with eligibility based on hire date and entry available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may contribute up to 20% of annual pre-tax and after-tax compensation, as defined in the Plan. The Company provides for a discretionary matching contribution and contributes 18.75% of the first 3%, and 10% of the next 2%, of participants’ contributions except for participants employed at the Small Tube Products Co., Inc. division located in Altoona, Pennsylvania. The Company contributes 12.50% of participants’ contributions up to 7.5% of participants’ compensation at this location. The Plan also provides for Company discretionary profit sharing contributions.

Upon enrollment, participants may direct employee and Company contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts (including allocated earnings thereon) is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans of a participant are paid ratably though payroll deductions.

Payment of Benefits

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary. Additionally, employees of the Small Tube Products Co., Inc. division may purchase an annuity contract from an insurance company. In this case, the full value of the account will be distributed when the annuity contract is purchased from the insurance company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Administrative Expenses

Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

Investment Valuation

Except for investments in fully benefit responsive investment contracts described below, the Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Income Fund of Connecticut General Life Insurance Company (CIGNA) are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk, contract issues or otherwise. The fair value of the investment contracts held by the Guaranteed Income Fund approximates contract value. The average yield of the Guaranteed Income Fund was approximately 2.70% in 2003. The crediting interest rate for these investment contracts is reset semi-annually by the issuer but cannot be less than zero and was 3.75% at December 31, 2003.

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

At December 31, 2003 and 2002, the Plan’s investments were held by CIGNA Retirement Services, Inc.

During 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$108,465
Pooled separate accounts	5,012,580

$5,121,045

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2003	2002
Investment contracts:
Guaranteed Income Fund	$17,751,720	$17,237,663
Pooled separate accounts:
Large Cap Growth/Goldman Sachs Fund	5,442,586	4,327,221
Small Cap Growth/Times Square Fund	2,629,779	—
State Street Global Advisor Intermediate Bond	3,066,502	3,129,925
S&P500 Index	6,810,554	5,452,787
Participant Loans	2,253,330	2,592,719

Wolverine Tube, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Supplemental Schedule

Wolverine Tube, Inc. 401(k) Savings Plan
EIN:63-0970812 Plan Number: 003

Schedule of Assets (Held at Year End)
(Modified Cash Basis)
December 31, 2003

		(c) Description of
		Investment, including
	(b) Identity of Issue,	maturity date, rate of
	Borrower, Lessor, or	interest, collateral, par
(a)	Similar Party	or maturity value	(e) Current Value
	Common stock:
*	Wolverine Tube, Inc.	Common stock (104,243 shares held)	$656,728
	Guaranteed income account:
*	CIGNA Retirement Services, Inc.	Guaranteed Income Fund	17,751,720
	Pooled separate accounts:
*	CIGNA Retirement Services, Inc.	State Street Global Intermediate Bond	3,066,502
		S&P500 Index	6,810,554
		Mid Cap Value/Wellington Management Fund	705,945
		Small Cap Growth/Times Square Fund	2,629,779
		Invesco Dynamics Fund	1,938,107
		Large Cap Growth/Goldman Sachs Fund	5,442,586
		Large Cap Value/John A. Levin Fund	697,556
		Janus Worldwide Fund	1,638,519
		CIGNA Direct Fund	521,757
		CIGNA Lifetime 30 Fund	127,767
		CIGNA Lifetime 40 Fund	769,674
		CIGNA Lifetime 50 Fund	93,678
		CIGNA Lifetime 60 Fund	39,873
		Mid Cap Growth/Artisan Fund	123,590
*	Participant loans	Interest rates range from 5.5% to 11.0%	2,253,330

			$45,267,665

* Parties-in-interest

Column (d) has not been presented as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

WOLVERINE TUBE, INC. SAVINGS PLAN
/s/ James E. Deason
By: James E. Deason
Date: June 28, 2004	Plan Trustee

FORM 11-K

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm